UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025 (Report No. 2)

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On December 3, 2025, the board of directors (“Board”) of SaverOne 2014 Ltd. (the “Company”) appointed Ms. Meital Nevo, effective December 7, 2025. Ms. Nevo is an accomplished finance executive with extensive leadership experience in public companies. Between 2020 and April 2025, she served as the manager of Finance Operations Israel team at Teva. Prior to this position, from 2007 to 2012, Ms. Nevo was at the Israeli affiliate of PwC, where amongst other things, she coordinated audit files of high-tech, solar, non-profit, trade, and service, public and private companies. Ms. Nevo received a Master’s degree in Business Management and Accounting from Tel Aviv University and is a Certified Public Accountant in Israel

The appointment of Ms. Nevo came in the wake of the decision of Mr. Omri Hagai, the Company’s Chief Financial Officer, to step down from his position, effective December 7, 2025. Mr. Hagai’s resignation did not relate to any dispute or disagreement with the Company or the Board as to the Company’s accounting practices or financial reporting.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2025	SAVERONE 2014 LTD.

	By:	/s/ Ori Gilboa
	Name:	Ori Gilboa

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